Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(the “Company”)

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN AND THE RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME, AND VESTING OF THE CEO AWARD

Jersey, Channel Islands, 19 March 2018

RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

The Company announces that in respect of awards of 55 774 ordinary shares and 13 952 ordinary shares granted on 12 May 2015 (“CIP Awards”) to Mark Bristow and Graham Shuttleworth respectively, each a director of the Company, under the Randgold Resources Limited Co-Investment Plan (“CIP”), the vesting date of the CIP Awards was 1 January 2018, the performance period having expired on 31 December 2017.

The CIP Awards are subject to a performance condition which measures the Company's total shareholder return performance against the Euromoney Global Gold Index. The performance condition was met in part. Accordingly, the CIP Awards have partially vested, and on 16 March 2018, 32 349 ordinary shares were issued and allotted by the Company to Mark Bristow, and 8 092 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

The unvested portions of the CIP Awards have lapsed in accordance with the rules of the CIP. The ordinary shares issued to Mark Bristow and Graham Shuttleworth are subject to a retention period of one year from the date of vesting, expiring on 1 January 2019.

The CIP, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders. Subject to approval by shareholders of the Company’s 2018 remuneration policy at its 2018 annual general meeting, the Company intends that no new grants of awards will be made under the CIP.

RANDGOLD RESOURCES LIMITED RESTRICTED SHARE SCHEME

The Company announces that in respect of awards of 36 724 ordinary shares and 8 401 ordinary shares, granted on 18 March 2013 (“2013 Awards”) to Mark Bristow and to Graham Shuttleworth respectively, each a director of the Company, under the Randgold Resources Limited Restricted Share Scheme (the “RSS”), the vesting date of the third tranche of the 2013 Awards was 1 January 2018, the performance period having expired on 31 December 2017. The third tranche related to one third of the 2013 Awards, being 12 242 ordinary shares and 2 801 ordinary shares, each in the Company for Mark Bristow and Graham Shuttleworth respectively. The performance conditions have not been met in respect of the third tranche of each of the 2013 Awards and accordingly the third tranche of each of the 2013 Awards has not vested in respect of any ordinary shares in the Company.

The Company announces that in respect of awards of 39 004 ordinary shares and 10 170 ordinary shares, each in the Company granted on the 21 March 2014 (“2014 Awards”) to Mark Bristow and to Graham Shuttleworth respectively, each a director of the Company, under the RSS, the vesting date of the 2014 Awards was 1 January 2018, the performance period having expired on 31 December 2017.

The 2014 RSS Awards are subject to performance conditions which measure earnings per share growth, total shareholder return, additional reserves and absolute reserves growth. The performance conditions were met in part. Accordingly, the 2014 Awards have partially vested, and on 16 March 2018, 15 389 ordinary shares were issued and allotted by the Company to Mark Bristow, and 4 013 ordinary shares were issued and allotted by the Company to Graham Shuttleworth, at their nominal value (US$0.05).

The unvested portions of the 2014 Awards have lapsed in accordance with the rules of the RSS. The ordinary shares issued to Mark Bristow and Graham Shuttleworth are subject to a retention period of one year from the date of vesting, expiring on 1 January 2019.

The RSS, which has been approved by shareholders, is designed to reward sustainable long term performance subject to the achievement of the operational and financial performance targets noted above.

RANDGOLD RESOURCES LIMITED CEO CAREER SHARES AWARD

On 16 March 2018, 10 007 ordinary shares were issued and allotted by the Company to Mark Bristow, the chief executive officer and a director of the Company, at their nominal value (US$0.05) in satisfaction of the vesting of the fifth and final tranche of an award of “career shares” granted on 29 April 2013 in respect of 50 031 ordinary shares (the “Career Award”).

The Career Award was approved by the Company’s shareholders on 29 April 2013, with vesting subject to continued office or employment with the Company for three years and the achievement of certain operational performance targets. As the minimum service period has now expired, and the fifth and final operational performance target has been achieved, the final tranche of the Award has vested.

It is a requirement that Mark Bristow will retain the Shares until his cessation of office or employment with the Company. The Career Award is subject to claw back in the event that any material misstatement is found contained in any annual report and accounts of the Company on which the vesting of any part of the Award is based.

DIRECTORS’ ACQUISITION OF SHARES

The Company announces the following acquisitions of ordinary shares in the Company:

Mark Bristow, a director of the Company, acquired 12 647 ordinary shares of the Company on 16 March 2018 at a price of US$82.96.

Graham Shuttleworth, a director of the Company, acquired 4 527 ordinary shares of the Company on 16 March 2018 at a price of US$82.96.

The above shares were acquired by Mark Bristow and Graham Shuttleworth in accordance with the Randgold Resources Annual Bonus Plan and Randgold’s Remuneration Policy, which requires them to defer one third of their 2017 annual bonus into shares of the Company for a period of three years (“Deferred Shares”).

SHAREHOLDINGS

Following the vesting of the CIP Awards, the RSS Awards and the Career Award, and the acquisition of Deferred Shares, as described above, the respective shareholdings in the Company of Mark Bristow and Graham Shuttleworth are as follows:

Mark Bristow’s shareholding in the Company is 839 034 ordinary shares or 0.89% of the current issued share capital of the Company.

Graham Shuttleworth’s shareholding in the Company is 102 040 ordinary shares or 0.11% of the current issued share capital of the Company.

Randgold Resources Enquiries:

Investor & Media Relations
Kathy du Plessis
+44 20 7557 7738
Email: randgold@dpapr.com
Website: www.randgoldresources.com